Exhibit 21

LIST OF SUBSIDIARIES

Name of Subsidiary	Jurisdiction of Organization	% Owned
Top Time International Limited	Hong Kong	100%

Beijing LongYi JiuZhou Dismutase Biology Technology Co. Ltd	PRC	90%

Chongqing LongYi JiuZhou Dismutase Biology Technology Co. Ltd	PRC	90%

Minghua Acquisition Corp.	Delaware	100%

Good View Bus Manufacturing (Holding) Co. Ltd.	Hong Kong	100%

Eagle Bus Development Ltd.	Hong Kong	100%

Guangzhou City View Bus Installation Co. Ltd.	China	89.8%

Euromax International Investments Limited	Hong Kong	100%

Beijing China Cardinal Real Estate Consulting Co., Ltd	China	100%

Top Team holdings Limited	British Virgin Islands	100%